

02007753

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHICAGO CAPITAL MANAGEMENT, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET , SUITE 1723

(No. and Street)

CHICAGO,	**ILLINOIS**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN GERBEL **(312) 362-3051**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants

(Name - if individual, state last, first, middle name)



141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, STEVEN GERBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHICAGO CAPITAL MANAGEMENT, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
AMY L BURCH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 03 11 03

Signature

President

Title

Notary Public

*This report** contains (check all applicable boxes):*

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHICAGO CAPITAL MANAGEMENT, L.P.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2001

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312)922-0062
FAX: (312)922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of CHICAGO CAPITAL MANAGEMENT, L.P.:

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P., as of December 31, 2001, and the related statements of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 26, 2002

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	34,448
Due from broker-dealer		541,715
Marketable securities owned at market-long stock		38,422,655
Receivable from general partner		7,873
Other investment		10,000
Total assets	$	39,016,691

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,253
Securities sold not yet purchased-at market		20,224,527
		20,225,780
Partners' equity		18,790,911
Total liabilities and partners' equity	$	39,016,691

The accompanying notes are an integral part of these financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:		
Securities transactions	$	444,554
Dividends		487,179
Interest		1,250,503
Other		48,677
		2,230,913
Expenses:		
Clearing and execution charges		379,799
Dividends		405,829
Interest		2,030,294
Regulatory fees		78,468
Office and other expenses		9,846
Membership lease		16,695
Professional fees		12,550
Total expenses		2,933,481
Net (loss)	$	(702,568)

The accompanying notes are an integral part of these financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the year ended December 31, 2001

	GENERAL PARTNER	LIMITED PARTNERS	TOTAL
Balance at December 31, 2000	$ 1,219,910	$ 15,523,450	$ 16,743,360
Partners' deposits		8,345,418	8,345,418
Partners' draws	(1,306,840)	(4,288,459)	(5,595,299)
Net income (loss)	93,525	(796,093)	(702,568)
Balance at December 31, 2001	$ 6,595	$ 18,784,316	$ 18,790,911

The accompanying notes are an integral part of these financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CASH FLOW

For the year ended December 31, 2001

Cash flows from operating activities:	
Net (loss)	$ (702,568)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from brokers and dealers	(541,715)
Decrease in marketable securities	20,074,595
Decrease in receivable from general partner	6,444
Decrease in payable to brokers and dealers	(10,610,863)
Decrease in accounts payable	(564,936)
Decrease in securities sold not yet purchased	(10,879,882)
Net cash flows used in operating activities	(3,218,925)
Cash flows from financing activities:	
Partners' deposits	8,345,418
Partners' draws	(5,595,299)
Net cash flows from financing activities	2,750,119
Net decrease in cash	(468,806)
Cash at the beginning of the year	503,254
Cash at the end of the year	$ 34,448

The accompanying notes are an integral part of these financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Chicago Capital Management, L.P. (the Company) an Ilinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. Revenue is generated from security investments.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the settlement date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date.

Income taxes

For income tax reporting purposes, the Company is a partnership, therefore, no federal income tax is provided in the Company's financial statements and the partners will be responsible for income taxes, if any, on an individual basis.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $100,000.

At December 31, 2001 the Company had net capital and net capital requirements of $11,687,298 and $100,000, respectively.

NOTE 3 - OFF - BALANCE - SHEET RISK:

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The trading of these financial instruments is conducted with registered broker-dealers on domestic stock exchanges. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

NOTE 4 – AGREEMENTS

The partnership agreement provides that the general partner shall solely conduct and manage the business of the Company. The general partner is entitled to a special allocation equal to 40% of the cumulative trading profit in each limited partner's capital account at the end of each quarter.

The Company has a Joint Back Office (JBO) clearing agreement with First Options of Chicago, Inc. (FOC). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of FOC. The Company's investment in FOC is reflected as other investment in the statement of financial condition. Under the rules of the Chicago Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FOC, exclusive of the preferred stock investment.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CHICAGO CAPITAL MANAGEMENT, L.P. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 18,790,911	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 18,790,911	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 18,790,911	[3530]
6.	Deductions and/or/changes				
	A. Total non-allowable assets from Statement of Financial Condition	$ 17, 873	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]	(17,873)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions			$ 18,773,038	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	0	[3735]		
	2. Debt securities	0	[3733]		
	3. Options		[3730]		
	4. Other securities	5,071,819	[3634]		
	D. Undue Concentration	2,013,921	[3650]		
	E. Other (list)		[3736]	(7,085,740)	[3740]
10.	Net Capital			$ 11,687,298	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CHICAGO CAPITAL MANAGEMENT, L.P. **as of December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)			$ 2,227	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			100,000	[3760]
14.	Excess net capital (line 10 less 13)			11,587,298	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			11,683,959	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 33,388	[3790]
17.	Add:				
	A. Drafts for immediate credit	$ 0	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	[3810]		
	C. Other unrecorded amounts (List)	$ 0	[3820]	0	[3830]
19.	Total aggregate indebtedness			$ 33,388	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			4%	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)			%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	[3760]
25.	Excess net capital (line 10 less 24)	$	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CHICAGO CAPITAL MANAGEMENT, L.P.**

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period		$ 16,743,360	[4240]
	A. Net income (loss)		(702,568)	[4250]
	B. Additions (includes non-conforming capital of	$ 0 [4262]	8,345,418	[4260]
	C. Deductions (includes non-conforming capital of	$ 0 [4272]	(5,595,299)	[4270]
2.	Balance, end of period (From item 1800)		$ 18,790,911	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period	0	[4300]
	A. Increases	0	[4310]
	B. Decreases	0	[4320]
4.	Balance, end of period (From item 3520)	0	[4330]

CHICAGO CAPITAL MANAGEMENT, L.P.

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2001

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2001:

Net capital per unaudited FOCUS report	$ 11,687,299
Rounding	(1)
Net capital per audited FOCUS report	$ 11,687,298

CHICAGO CAPITAL MANAGEMENT, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

CHICAGO CAPITAL MANAGEMENT, L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312)922-0062
FAX:(312)922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners of CHICAGO CAPITAL MANAGEMENT, L.P.

In planning and performing our audit of the financial statements of CHICAGO CAPITAL MANAGEMENT, L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications, and comparison, and the recitation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Commission; (3) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by the Rule 15c3-3; and (4) in making the periodic computations of the reserve required by Rule 15c3-3 (e), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Chicago, Illinois
February 26, 2001